

Mail Stop 3561

June 17, 2008

Michael S. Gross
Chief Executive Officer
GSL Holdings, Inc.
500 Park Avenue, 5th Floor
New York, New York 10022

> **Re: GSL Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed June 3, 2008**
> **File No. 333-150309**

Dear Mr. Gross:

We have reviewed your responses to the comments in our letter dated May 15, 2008 and have the following additional comments.

Global Ship Lease Summary Financial Information, page 10
Selected Historical Combined Financial and Operating Data of Global Ship Lease, page 102

1. We note from your response and the disclosures included on pages 11, 12, 102 and 103 of the registration statement that you have provided Global Ship Lease's stand-alone pro forma results of operations for the three months ended March 31, 2008 and the year ended December 31, 2007. Please revise to eliminate the disclosure of this "stand-alone" pro forma financial information for Global Ship Lease as we do not believe it is meaningful given the pending merger transaction. In lieu of this pro forma disclosure, please revise to include disclosure of Summary Pro Forma Financial Information for GSL Holdings, Inc. for the latest fiscal year and subsequent interim period presented. This pro forma financial information should be consistent with that included on pages 89 through 100 of the registration statement and should give effect to all transactions that have been reflected in that pro forma financial information. In the introductory paragraph to the Summary Pro Forma Information for GSL Holdings, Inc. you should also indicate that no historical data has been presented for GSL Holdings, Inc. because it has not conducted any operations.

Dividend Policy, page 42

2. We note your response to our prior comment 5 and reissue in part. If any portion of the initial dividend is currently projected to be return of capital, please disclose that amount.

3. We note from your response to our prior comment 10 that you have revised your dividend policy section to include a discussion of your expected ability to pay dividends. Please explain to us, and revise your disclosure to indicate why you believe "earnings before depreciation and amortization," rather than net income is an appropriate measure to use for determining your ability to pay dividends.

Amended and Restated Charter Agreements, page 78

4. We note from your response to our prior comment number 15 and the disclosures provided on page 78 that in connection with the merger transaction, the applicable subsidiaries of Global Ship Lease will enter into amended and restated charter agreements with CMA CGM or its applicable subsidiaries which will result in an increase in the charter rates for the vessels included as part of the initial fleet. As these revised agreements appear to be directly attributable to the merger transaction and will have a continuing impact on GSL Holdings, Inc.'s results of operations, please explain how you have reflected these revised agreements in the pro forma statements of operations on pages 89 through 100 of the registration statement. See Rule 11-02(b)(6) of Regulation S-X.

Pro Forma Combined Balance Sheet, page 90

5. We note from your response to our prior comment 21 that you have revised your disclosure on page 175 to indicate the terms of the equity incentive plan. However, we believe that your revised disclosure does not clearly indicate whether or not you plan on granting any awards at the time of the merger. Please revise your disclosure to clarify accordingly. Also, to the extent you will grant any equity incentive awards at the time of the merger, please revise the pro forma financial statements once the amount has been determined, to include the appropriate pro forma adjustments.

Unaudited Pro Forma Combined Income Statements, page 91 and 92

6. We note from your response to our prior comment 23 and your revised disclosure on the pro forma income statements that you have a net income per share amount for the Class A shares only. Please revise your disclosure to clearly indicate to the reader why you determined it was appropriate to calculate the EPS amounts for Class A shares only. As part of your revised disclosure, please indicate the

conversion features of the Class B and Class C shares, if any, and the method used to allocate earnings to each of the classes of common stock. Please see paragraph A61 of SFAS No. 128 and EITF 03-6.

7. Please provide footnote disclosures explaining how you calculated or determined the pro forma adjustments to the basic and diluted weighted average number of Class A common shares and Class B common shares outstanding in your pro forma statements of operations for each period presented. As part of your revised disclosures, please indicate why your pro forma adjustments reflect an increase of 10,000,000 Class B shares when you issued only 5,000,000 Class B shares as part of the merger consideration based on the disclosures provided in footnote B on page 93. Also, please explain why the pro forma adjustment to weighted average Class A shares outstanding totals only 52,225,450 shares rather than 57,255,450 shares which would equal Marathon's outstanding shares of 49,410,850 plus the 7,844,600 Class A shares issued as part of the merger consideration.

Notes to Pro Forma Combined Financial Statements

Unaudited Pro Forma Combined Balance Sheet Notes

Note B(7), page 95

8. We note from your response to our prior comment 28 that you have revised your disclosure in Note B(7) to include a discussion of how you determined the fair value of the below market charters. Please revise to include assumptions used in the discounted cash flow method such as the discount rate, etc.

Note L, page 95

9. We note from your response to our prior comment 30 and revised disclosure in Note L that upon actual conversion, the conversion price paid is likely to differ. Please revise your disclosure to indicate how the actual conversion price paid will be calculated or determined.

Notes to Pro Forma Combined Income Statement

Note S, page 98

10. We note your disclosure that adjustment (S) recognizes the amortization of deferred financing costs associated with the credit facility amendments to allow for the Merger. Please revise to disclose how the amortization was calculated or determined, including the amount of deferred financing costs and the period over which the costs are being amortized.

Note T, page 98

11. We note from your response to our prior comment 32 that the directors fee and expenses and a portion of the salaries and benefits are estimates. As previously requested, please tell us how these estimates were determined and why you believe the amounts are factually supportable. Please note that adjustments to the pro forma income statement should only be included to the extent they are factually supportable. In light of the significant decrease in pro forma general and administrative expenses from the historical amount, we believe you need to revise your disclosure to clearly explain why you think these adjusted amounts are appropriate.

Note X, page 100

12. We note your disclosure that this adjustment represents the 25 bps fee on the undrawn portion of the $800 million credit facility. Please revise your disclosure to provide more details as to the nature of this fee and how the adjustment amount was calculated or determined.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Global Ship Lease, page 105

- Ability to Pay Dividends, page 118

13. Please revise this discussion to explain why management believes the Company will have the ability to pay dividends following the completion of the merger and related transactions based on the pro forma results of operations for GSL Holdings Inc. for the latest fiscal year and subsequent interim period presented on pages 89 through 100 of the registration statement.

Material U.S. Federal Income Tax Consequences, page 205

14. We note your response to our prior comment 45 and reissue. We do not believe it is appropriate to provide a tax discussion and then indicate each investor is "advised" or "urged" to consult their own tax advisor. You may revise throughout to indicate that an investor may want to consult with an advisor as to their individual circumstances. Please make corresponding revisions on page 67.

Audited Financial Statements of Global Ship Lease

Combined Statements of Stockholders' Equity, page F-6

15. We note your response to our prior comment number 50. Please revise the notes
    to the company's financial statements to explain the nature of line item described
    as "other effect of the transfer of the initial ten vessels" reflected in your
    combined statement of stockholders' equity for 2007 and to explain how it was
    calculated or determined. Your revised disclosures should be presented in a level
    of detail consistent with your response to our prior comment number 50. The
    notes to your interim financial statements should be similarly revised.

Audited Financial Statements of Marathon Acquisition Corp.

Statements of Operations, page F-28

16. We note from your response to our prior comment 53 that the interest attributable
    to common stock subject to possible conversion is calculated as approximately
    20% of the amount by which interest income less related taxes surpasses the $3.9
    million working capital requirement. As previously requested, please revise your
    notes to the financial statements to disclose how this amount is determined or
    calculated and revise your notes to include your accounting policy for interest
    attributable to common stock subject to possible conversion.

Note 4. Note Payable to Affiliate and Related Party Transaction

17. We note from your response to our prior comment 54 and revised disclosure in
    Note 4 that the price of the warrants was determined based on the anticipated
    trading price of the warrant and on the historical trading price of other
    comparable company warrants. However, we do not believe your response and
    revised disclosure adequately respond to our prior comment. As previously
    requested, please explain to us your basis or rationale for why you believe the
    price of these warrants represents fair value. Also, please revise to disclose the
    exercise price for these warrants.

Other

18. We note from your response to our prior comment 55 that you have added
    disclosures in the notes to the financial statements to include a discussion of the
    terms of the merger agreement. As previously requested, please also revise
    MD&A to discuss the nature and significant terms of the various agreements that
    will be entered into by each of these parties in connection with the merger
    transaction.

19. Please revise Marathon Acquisition Corporation's Proxy Statement as filed on Schedule 14A to comply with the above comments.

20. Please include currently dated consents of your independent registered accountants in any future amendments to your Form F-4 registration statement.

21. Please consider the financial statement updating requirements outlined in Item 8.A of Form 20-F.

Signature Page

22. We note your response to our prior comment 58, and that you now include the signature of the principal accounting officer. However, please also include the signature of the principal financial officer in future filings.

Marathon Acquisition Corp. Form 8-K filed June 2, 2008

23. We note that you disclose the non-GAAP financial measure of EBITDA in your Form 8-K. Please revise future filings to include the disclosure requirements set forth in Item 10(e)(i) of Regulation S-K. These requirements include:

    • A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;
    • A reconciliation of the differences between the non-GAAP financial measure with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP; and
    • A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment

for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

John Stickel for

Digitally signed by John Stickel for
DN: cn=John Stickel for, c=US, o=U.S. Securities and Exchange Commission, ou=Division of Corporation Finance, email=stickelj@sec.gov
Date: 2008.06.17 11:37:57 -04'00'

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 455-2502
Edward Chung, Esq.
Simpson Thacher & Bartlett LLP